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CONTACTS:
LORUS THERAPEUTICS INC.                      CANADIAN MEDIA CONTACT:                          US MEDIA CONTACT:

Corporate Communications                     Hugh Mansfield                                   Jennifer Taylor
Grace Tse                                    Mansfield Communications Inc.                    Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                Tel:  (416) 599-0024                             Tel:  (212) 370-5045
Email:ir@lorusthera.com                      Email:  hugh@mcipr.com                           E-mail:  jennifer@mcipr.com
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    LORUS THERAPEUTICS ANNOUNCES VIRULIZIN(R) PRESENTATION AT THE 5TH ANNUAL
                  LUSTGARTEN FOUNDATION SCIENTIFIC CONFERENCE

   - Co-sponsored by Dana-Farber Cancer Institute and Harvard Medical School -


TSE:              LOR
OTC BB:           LORFF

TORONTO, JUNE 17, 2003 - Lorus Therapeutics Inc. ("Lorus") announced today that data on its lead immunotherapeutic anticancer drug Virulizin(R)'s mode of action was accepted for a presentation at the 5th Annual Lustgarten Foundation Scientific Conference being held in Boston, Massachusetts on June 16 and 17, 2003. The poster presentation of preclinical and clinical findings is entitled, 'Stimulation of Natural Killer Cell function in Pancreatic Cancer with Virulizin(R), an Immunotheraepeutic Agent.'

The conference targets researchers and community based oncologists worldwide. The Lustgarten Foundation for Pancreatic Cancer Research is the largest private foundation dedicated exclusively to supporting pancreatic cancer research.

"We are pleased to be a part of the Lustgarten Foundation's 5th Annual Scientific Conference. This is a valuable clinical and scientific event bringing together clinicians and researchers in an important cause for the improvement of pancreatic cancer care," said Dr. Jim Wright, chief executive officer, Lorus. "The Lustgarten Foundation provides scientific and patient care leadership for a devastating disease where few treatment options exist for patients."

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Virulizin(R) is currently in a pivotal North American Phase III clinical trial for the first-line treatment of advanced pancreatic cancer in combination with gemcitabine. Preclinical and earlier clinical studies using Virulizin(R) as a treatment supported a mechanism of action through enhanced immune cell activity, including Natural Killer (NK) cell function, across a number of cancer types including pancreatic cancer.

Recent preclinical studies demonstrate that NK cells infiltrate tumors following Virulizin(R) treatment. It is believed that low NK cell activity may be a risk factor for cancer or cancer spread, and a negative prognostic indicator in pancreatic cancer. Therefore, a drug that stimulates NK cell activity has the potential to be a valuable anticancer tool. In addition to primary and secondary endpoints, such as survival and clinical benefit, the current Phase III clinical trial will also examine NK cell function and other immune parameters as potential biologic markers of therapeutic response.

The Lustgarten Foundation concentrates its efforts on helping the scientific community work towards finding a cure for pancreatic cancer. The Foundation has awarded $9 million in support of promising pancreatic research and has sponsored four international scientific meetings at leading institutions. The Foundation also provides patient information through the dissemination of handbooks and a comprehensive Web site, and promotes pubic awareness of this devastating disease through a public service announcement campaign featuring former President Jimmy Carter, who also serves as honorary chairman of the Foundation's corporate advisory board.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.


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